January 12, 2021

VIA EDGAR TRANSMISSION

Jessica Livingston

Office of Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	INSU ACQUISITION CORP. II

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-250989

Filed December 31, 2020

Dear Ms. Livingston:

On behalf of INSU Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated January 8, 2021 relating to Amendment No. 1 to Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on December 31, 2020. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-4

Information about Metromile

Industry and Market Opportunity, page 167

1.	We note your disclosures here and in the Prospectus Summary and Risk Factors sections, that Metromile relies on telematics to collect data points that it evaluates in pricing and underwriting insurance policies and managing claims and that a key strategy and competitive advantage will be the use of telematics data to provide “highly personalized policies” and that the use of this data to set premium rates is restricted in your largest market, California, and may be restricted in other markets. Please expand your disclosure to clarify whether you are using the telematics data to set premium rates in each of the other seven states in which you currently write policies or advise. Also, where you discuss your plans to expand to be in 21 states by 2021 and 49 states by the end of 2022, balance this disclosure with the number of states in which you expect to be restricted in your use of telematics to offer policies and premiums based on driving habits other than miles driven.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 172, 175 and 190 of the Draft Amendment in response to the Staff’s comment.

Competitive Strengths

Customer-oriented approach with fierce member loyalty, page 169

2.	We note your new disclosure that "[I]n California, Metromile’s largest market, Metromile received 13 justified complaints in 2019, which was lower than the average number of complaints received by the 50 largest automobile carriers in this market...." Where you reference "average number of complaints," any comparison you make should be relative to your size compared to the "50 largest automobile carriers." Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 of the Draft Amendment in response to the Staff’s comment.

Part II.

Item 21. Exhibits and Financial Statement Schedules., page II-1

3.	Please file your proxy card and tax opinion in the next amendment.

In response to the Staff’s comment, the Company has filed the required proxy card and tax opinion as exhibits to the Draft Amendment.

*     *     *     *     *

If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John M. Butler
John M. Butler
President and Chief Executive Officer
INSU Acquisition Corp. II

cc:	Derick Kauffman, Ledgewood, PC
Rachel Proffitt, Cooley LLP
Marianne Sarrazin, Cooley LLP

Lory Empie
Cara Lubit
Justin Dobbie
U.S. Securities and Exchange Commission

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